UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING


     (Check One):   /X/Form 10-K    / /Form 20-F  / /Form 11-K
                    / / Form 10-Q  / /Form N-SAR

     For Period Ended: August 31, 1996            SEC FILE NUMBER
     [ ] Transition Report on Form 10-K           0-13041
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K           CUSIP NUMBER
     [ ] Transition Report on Form 10-Q           29406A 10 6
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:_______________________

_________________________________________________________________
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates

_________________________________________________________________


PART 1 - REGISTRANT INFORMATION
_______________________________


Environmental Plus, Inc.
_________________________________________________________________
Full Name of Registrant


Kinlaw Energy Partners Corporation
_________________________________________________________________
Former Name if Applicable


2995 LBJ Freeway, Suite 200
_________________________________________________________________
Address of Principal Executive Office (Street and Number)


Dallas, Texas 75234
_________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/ / (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     In July 1996, Registrant engaged BDO Seidman & Co. as Registrant's certifying accountants. In July 1996, Registrant acquired substantially all of the assets of Gulf Coast Cooling Tower Service, Inc. In August 1996, Registrant acquired all of the issued and outstanding shares of Fire Zap, Inc., and in October 1996, Registrant acquired all of the issued and outstanding shares of C.T. Lewis Industries, Inc. In addition, during Registrant's year ended May 31, 1996, new management, officers and directors were elected. The aforementioned events have made it impossible for Registrant to filed it Form 10KSB for the year ended August 31, 1996 without unreasonable effort or expense.

     It appears that Registrant will not be in a position to file the Form 10KSB until approximately January 2, 1997.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     J.D. Davenport, President
     (214)   481-1211


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify such report(s).
                                                     /X/Yes / /No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to included in the subject report or portion thereof?
                                                     /X/Yes / /No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     SEE PART III HEREOF
     ____________________________________________________________




                     ENVIRONMENTAL PLUS, INC.
_________________________________________________________________
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date: 12/9/96            By: /s/ J.D. Davenport
     _________              _____________________________________
                             J.D. Davenport